Exhibit (a)(3)
Kellwood Company
600 Kellwood Parkway
Chesterfield, Missouri 63017
January 28, 2008
     Dear Kellwood Stockholder:
          As you may already be aware, on January 15, 2008, Cardinal Integrated, LLC (“Purchaser”), an affiliate of Sun Capital Securities Group, LLC (“Sun Capital”), commenced an unsolicited tender offer for all the outstanding shares of Kellwood Company (the “Company”) other than those shares which it already owns at a price of $21.00 per share in cash (the “Offer”).
          The Company’s Board of Directors (the “Board”) is required under the rules of the Securities and Exchange Commission to inform you of our position, if any, with respect to the Offer. In that regard, the Board is taking no position and is making no recommendation with respect to the Offer.
          Given the circumstances of this particular Offer, the Board has determined that the decision of a stockholder regarding whether or not to tender its shares is a personal investment decision based on each individual stockholder’s particular circumstances. In arriving at this position, the Board gave careful consideration to a number of factors that are described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is enclosed with this letter and has been filed with the Securities and Exchange Commission.
          The Board urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer price, in light of the stockholder’s own investment objectives, the stockholder’s view as to the Company’s prospects and outlook, and the factors considered by the Board as described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 and any other factors the stockholder deems relevant in its investment decision. The Board also urges each Company stockholder to consult with its financial and tax advisors regarding the Offer. Finally, we urge you to read the enclosed materials carefully, as well as the offer to purchase and the other Offer materials, prior to making any decisions regarding the Offer.
Sincerely,
Robert C. Skinner, Jr
Chairman, President and
Chief Executive Officer